[LETTERHEAD OF HOLME ROBERTS & OWEN LLP]

August 19, 2010

H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C.  20549-4628

Re:	Intrepid Potash, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A Filed March 26, 2010
File No. 1-34025

Dear Mr. Schwall:

On behalf of Intrepid Potash, Inc. (the “Company”), please find the Company’s responses and the supplemental information requested by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to Mr. David W. Honeyfield of the Company dated July 22, 2010 (the “Comment Letter”).  The responses and supplemental information provided herein in response to the Comment Letter are based upon conferences with representatives of the Company and other information supplied by its advisors.  Holme Roberts & Owen LLP has not independently verified the accuracy and completeness of such information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results

Sales, page 54

1.                                      We note your disclosure which indicates that in the first three quarters of 2009 you engaged in consignment and forward warehousing arrangements.  Please tell us and disclose, if material, the values of inventories held under such arrangements and whether these inventories are included in the values you disclose as inventory on your balance sheet.

Response:  In 2009, the Company executed a number of consignment warehouse agreements with certain customers that are large fertilizer dealers.  Under the terms of the consignment warehouse agreements, and as provided for by the Uniform Commercial Code, the Company holds title to the inventory until such time as the dealer-consignee arranges for a sale of the product to the dealer’s customers or the dealer elects to purchase the product from the Company for its own account.

The value of the consignment inventory at December 31, 2009, was approximately $6.6 million as recorded on the Company’s consolidated financial statements, which represents approximately three percent of the Company’s total current assets.  Accordingly, the Company believes that the classification of its consigned products as the Company’s property, and, more specifically, as its inventory, is appropriate due to, among other things, the fact that the inventory held in consignment is contractually the Company’s property.  The Company has concluded that the consignment inventory held in its customers’ warehouses is essentially no different than the Company’s inventory that is located at the Company’s warehouses.

All of the consignment inventory has been recorded in the values disclosed as inventory on the Company’s consolidated balance sheet as of December 31, 2009.  The Company does not believe any supplemental or amended disclosure or accounting changes are necessary with respect to this item.

Critical Accounting Policies

Revenue Recognition, page 73

2.                                      We note your disclosure which indicates you recognize revenue for certain international shipments when shipped, although title passes when the customer pays.  Please clarify to us why you believe the risks and rewards of ownership have passed prior to the transfer of title, such that revenue recognition is warranted.

Response:  As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), approximately five percent of the Company’s revenues last year were from sales made to customers outside of the United States.

The specific disclosure identified by the Staff describes sales of product into the international market that require transport on a container ship or may be transported on a ship that has large bulk storage facilities.  The terms of these sales are under what is titled CFR, which is an acronym that stands for “Cost and Freight.”  This term indicates that the costs of the goods are included in the quoted price.  CFR is an International Commerce Term that is established by the International Chamber of Commerce.  According to Incoterms 2000 (ICC publication 560), available on the International Chamber of Commerce website (www.iccwbo.org), CFR means that “the seller delivers when the goods pass the ship’s rail in the port of shipment.  The seller must pay the costs and freight necessary to bring the goods to the named port of destination BUT the risk of loss or damage to the goods, as well as any additional costs due to events occurring after the time of delivery, are transferred from the seller to the buyer (emphasis in original).”

Before the Company agrees to the shipment of product, the credit worthiness of a buyer is established by the Company.  The typical geographic journey of the Company’s product for an international sale is as follows:  (i) the product is loaded in a rail car at one of the Company’s plants; (ii) the product is transported to a port; and (iii) the product is loaded “across the rail” either into the vessel or into a container and placed on the container ship.  It is at the point where the product “crosses the rail” that the legal risk of loss is transferred to the buyer and where the Company recognizes revenue for the transaction.  When the Company’s accounting policy was established, the Company reviewed Topic 13 — Revenue Recognition as documented in SAB 104.  Based on this authoritative guidance, the Company believes that all of the conditions for concluding that revenue has been earned have been met:

•                  Persuasive evidence of an arrangement exists — The terms of the transaction and agreement between the customer and the Company are documented.

•                  Delivery has occurred or services have been rendered — According to the agreement terms (CFR), delivery occurs upon the product “crossing the rail.”

•                  The seller’s price to the buyer is fixed or determinable — Within the documentation evidencing the agreement, the price is fixed and determinable.

•                  Collectability is reasonably assured — Prior to entering into international sales transactions, the Company prepares and reviews certain information relating to the creditworthiness of customers in order to form the conclusion that collectability is reasonably assured.

With respect to international shipments, the Company believes that all conditions for revenue recognition were satisfactorily met and that the revenue is properly reflected in its financial statements.  The Company does not believe any supplemental or amended disclosure or accounting changes are necessary.

3.                                      We note your disclosure which states that in instances where the final price is determined upon the resale of the product by the customer, revenue is deferred until the final price is known.  Please clarify if you are receiving a preliminary payment from your customer that is subject to final adjustments.  It is not clear from your disclosure regarding these transactions, the elements of the arrangement that cause you to record deferred revenue.  Please also tell us if the price is fixed and determinable at the time you record deferred revenue and if you are provisionally pricing the arrangement pending final pricing.

Response:  At various points during 2009, the Company sold potash product to three customers that are large fertilizer dealers pursuant to agreements that the Company refers to as “price protection.”  Pursuant to these “price protection” sales agreements, these customers were billed a provisional price for the potash and the accounting entries were a debit to accounts receivable and a credit to deferred revenue.  The billed amount was subject to the same payment terms as other receivables and was not adjusted until final pricing was determined.  There was no provision for the dealer-customer to return the product.  No revenue recognition event was determined to have occurred upon initial sale, as the Company had agreed that a final sales price would only be established at the time that the dealer-customer sold the product to its customer.  Due to the fact that the market price for potash was so variable during 2009, the Company concluded that it could not estimate the final pricing with reasonable certainty and, as such, the sales price was not fixed and determinable when deferred revenue was recorded.  Therefore, the recognition of revenue was delayed until the ultimate sales price was known with certainty and the final amount was determined.  Any necessary adjustments to reflect the final pricing were made pursuant to an additional invoice or the issuance of a credit to the customer’s account.

In connection with these “price protection” sales agreements, the Company’s audited financial statements as of December 31, 2009, reflected approximately $1.2 million in deferred revenue (classified within other current liabilities on the consolidated balance sheet) and approximately $0.6 million in deferred costs (classified within prepaid expenses and other current assets on the consolidated balance sheet).  As these amounts did not exceed the threshold for separate disclosure per Regulation S-X, Rule 5-02, they were not reported separately.

The Company does not believe any supplemental or amended disclosure or accounting changes are necessary.

Financial Statements

Note 1 — Company Background, page 93

4.                                      We note your disclosure which states that you have one operating segment.  We also note that you disclose sales and gross margin data for your two primary products potash and langbeinite, and that you sell a significant percentage of langbeinite internationally.  We further note that you generally sell to the agricultural, industrial and animal feed markets and that you employ different extraction methods in your mining operations for your various mines.  Please refer to ASC 280-10-50-1 and explain why you believe you do not have additional reportable segments.  As part of your response, please provide us with the most recently available CODM package.

Response:  As requested, the Company is providing under separate cover the Company’s monthly management reporting package and weekly flash report (collectively, the “CODM Package”).  The materials comprising the CODM Package constitute the information that is prepared for, and utilized by, the chief operating decision maker (“CODM”) to manage the Company’s business.  The Company believes that its business is a single segment, and that the description of the business as disclosed in the Company Background footnote on page 93 of the Form 10-K:  “Intrepid has one operating segment, the extraction and production of potash-related products, and its operations are conducted entirely in the continental United States,” is complete and accurate.

The employees of the Company that principally constitute the CODM are the Executive Chairman of the Board and the President and Chief Financial Officer, together with the Vice President of Operations, the Senior Vice President of Sales and Marketing, the Executive Vice President and General Counsel, and the Executive Vice President of Human Resources and Risk Management.  All of these individuals office at the Company’s headquarters in Denver, Colorado and these individuals evaluate the business as a whole considering the capabilities of each mine / production facility.

The Company is engaged in the business of extracting potassium ore, processing potassium ore into potassium products and selling the resulting potassium products.  The Company operates four mines and five processing plants located in New Mexico and Utah to produce potassium products.  Consideration of the overall structure and organization of the Company’s business is essential to understanding why the Company believes it has only one reportable segment.  The Company’s overall business and the measures of profitability are evaluated at the combined company level as displayed on pages 1-5 and 9-12 of the monthly management reporting package and are managed on a centralized basis as a single business.  The performance metrics and operating statistics presented on pages 1 and 2 of the CODM Package all relate to the overall Company results and are indicative of how the Company monitors its business as a single segment.

The Company produces and sells several different types of potassium products.  Each of the Company’s potash products come in different sizes and are produced in a larger granular size, a medium standard size and a smaller fine size.  The Company’s sulfate of potash magnesia products are also produced in these three same sizes.

As part of the Company’s centralized management and decision making structure, the CODM makes the overall operating and production decisions for the Company’s various mines / production facilities, determines overall staffing levels at the mines / production facilities, and sets policy for all sales, pricing and distribution decisions related to potassium products produced at the facilities.  Further, all decisions concerning the ultimate allocation of capital for investment into and among the Company’s mines and production facilities in New Mexico and Utah are made by the CODM and are designed to impact the operating results of the overall business.  The Staff will observe that there is financial and operational information in the CODM Package that is reported by mine / production facility on pages 6-8, 13-22 and 29-34 of the monthly management reporting package.  This is done in order to provide the CODM with the details necessary to make informed centralized management decisions for the overall business of the Company and to permit the general managers of the mines / production facilities to evaluate cost and productivity metrics at each mine / production facility.  The general managers at the various mines / production facilities are responsible for the day-to-day management at their particular mine / production facility and for execution of the Company’s production plan as it relates to their particular mine / production facility.  The Company’s business plan, however, is formulated by the CODM and communicated to the general managers at the various mines / production facilities.  The CODM evaluates the business as a whole considering the individual contributions of each mine / production facility and the capabilities of each mine / production facility.  The general managers at the various mines / production facilities are responsible for production cost management, but do not have revenue responsibility and do not have the authority to set the forecasts and budgets for their respective locations.  Additionally, decisions relating to the allocation of capital and cash management are determined at the overall business level by the CODM.

All sales of potassium products by the Company are to customers that use potassium products for different purposes in connection with their respective businesses (e.g., agricultural, feed and industrial).  The Company attempts to maximize profitability by managing the overall sales mix of its products to these different customers and by managing the mine / production facilities to produce the products for these customers to meet their different needs.  All of the products are potassium-based and generally differ by the size of the potassium product that best suits the needs of the particular customer for a particular application.  Final decisions with respect to sales and distribution are made by the CODM.  As noted above, personnel at the Company’s mines / production facilities in New Mexico and Utah do not have the authority or responsibility to make decisions regarding the sales or distribution aspects of the Company’s business.

The Company does not consider its sulfate of potash magnesia product, which is marketed under the name of Intrepid Trio® or TrioTM, to be a separate reportable segment because the Company sells both potash and sulfate of potash magnesia products using similar sales, marketing and distribution methods for sales to the same general type of customers, fertilizer dealers and feed dealers.  In addition, the same potash product that is sold for some agricultural applications is sold into the industrial market as an additive to fracture fluids used in the completion of oil and gas wells to inhibit the swelling of clays.

Production decisions are made in a centralized manner by the CODM.  The CODM Package includes data that is associated with the inventory, production, average net realized sales price (presented as the forecast net sales or budget netback lines) and sales levels of products from each of the mine / production facility locations due to the fact that the productive capacity and inventory storage is different at each site.  This data is presented in the weekly flash report, and on pages 23-28 of the monthly management reporting package.  The average net realized sales price data captured in the CODM Package that is at the product and the mine / production facility levels on pages 13-20 and 23-28 of the monthly management reporting package shows the individual components of the overall coordinated sales and marketing efforts of the Company as a whole.  The CODM considers the location of the products, the customer specific-application with respect to the products, and the freight and logistics associated with the distribution of the products.

The CODM manages the mines and production facilities as an overall system.  Sales of product can be sourced from the Company’s different production facilities because the potash products produced at all of its production facilities are essentially fungible as to the potassium delivery and, therefore, to maximize overall profitability, the CODM selects the production location with sufficient product inventory that can capitalize on the best shipping rates based on its geographic location.  The Company’s sulfate of potash magnesia product is co-produced from one of the Company’s mine / production facilities in New Mexico that also produces muriate of potash, referred to as potash.  The CODM makes the decision as to the level at which this particular mine / production facility is operated based on trends relating to market demand and the levels of profitability of the two co-products produced from this production facility.  Final decisions relating to TrioTM production and sales are not made by employees at the mine / production facility; rather, the mine general manager and plant manager of this facility are guided by the CODM directives around production, product, and market needs.

While not necessarily dispositive of the matter, the Company reviewed the public disclosures of certain of its competitors in the fertilizer business and noted that each of these competitors reports the potassium portion of their respective businesses as one reportable segment.  The Company believes its potassium business is a single segment and that the Company’s corresponding reporting of its business as a single reportable segment provides comparable disclosure to enable investors to more easily compare the Company’s business with the potassium businesses of its competitors.

Due to (i) the centralized management structure of the Company, (ii) the Company’s single business of extracting, processing and selling potassium products, (iii) the similarity of the sales, marketing and distribution methods associated with the various products sold by the Company, and (iv) the manner in which the Company makes decisions about the allocation of resources, the Company believes that its conclusion that it operates as a single business segment is appropriate and no additional disclosure related to segments is necessary in the Company’s consolidated financial statements.

Definitive Proxy Statement on Schedule 14A

General

5.                                      We note your disclosure on pages 10-11 that your Compensation Committee is responsible for overseeing the management of risks relating to the company’s compensation plans and arrangements.  However, it appears that you have not included any disclosure responsive to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) went through the process of evaluating and determining that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.  In accordance with the Commission’s guidance in Release No. 33-9089, which adopted Item 402(s) of Regulation S-K, the Compensation Committee considered and concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, but elected not to include an affirmative statement to that effect.

A member of senior management was tasked by the Compensation Committee to (i) analyze the question of whether the risks arising from the Company’s compensation policies and practices for all employees were reasonably likely to have a material adverse effect on the Company; (ii) make a presentation to the Compensation Committee regarding the matter; and (iii) make a recommendation to the Compensation Committee regarding the matter.  A member of senior management identified and evaluated each significant employee compensation plan and practice to determine whether such plan or practice creates a new risk or increases any of the specific risks previously identified.  For each material plan or practice, a member of senior management created risk checklists that summarized the plan / practice features, including the controls at the Company that are designed to mitigate the identified risks.  A member of senior management also analyzed the economic consequences of a maximum payout under the plans compared to the Company’s working capital position and overall liquidity.

Members of senior management discussed the analysis, presented their findings and made a recommendation to the Compensation Committee at a meeting on February 24, 2010.  Members of senior management reported to the Compensation Committee that they believed that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  Members of senior management also reported to the Compensation Committee that (i) no particular department of the Company carries a more significant portion of the Company’s risk profile than any other department; (ii) compensation policies across all departments of the Company are structured and designed substantially the same; (iii) incentive compensation expense is not a significant percentage of the Company’s overall revenue; (iv) awards of restricted stock and stock options vest over an extended period of time, generally in three annual installments; (v) each significant bonus or award plan has a maximum payout; and (vi) the Compensation Committee, or the Section 16 Subcommittee of the Compensation Committee,

approves bonuses and awards for executive officers and salaried employees of the Company.

During and after the presentation by senior management, the members of the Compensation Committee asked, and senior management responded to, various questions regarding the Company’s compensation programs and the review process.  The Compensation Committee, based in part on the presentation by senior management, unanimously determined that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

In future proxy statement filings, the Company intends to include an affirmative statement with respect to the Compensation Committee’s consideration and determination of the matter set forth in Item 402(s) of Regulation S-K.

Role of Peer Groups and Benchmarking, page 17

6.                                      Please describe in more detail your reference to “general industry survey data.”  Explain specifically what types and sizes of businesses are included and disclose the time period covered by this data.

Response:  The “general industry survey data” the Company referred to in the Company’s Definitive Proxy filed on March 26, 2010 (the “Proxy”) was collected by Watson Wyatt Worldwide, Inc. (“Watson Wyatt”), the independent compensation consultant engaged by the Company and reviewed by Towers, Perrin, Forster & Crosby, Inc. (“Towers”), the independent compensation consultant engaged by the Compensation Committee.  The Company, with input from the Compensation Committee, tasked Watson Wyatt with gathering general industry survey data based on certain company revenue criteria.  In requesting this data, the Company and the Compensation Committee relied upon the professional qualifications of Watson Wyatt and Towers.  At the time the compensation decisions disclosed in the Proxy were made, the Company and the Compensation Committee understood the “general industry survey data” to cover pay practices in 2008 and to consist of a large sampling of companies of varying sizes, operating in different industries.  The Company and Compensation Committee did not request and were not provided the actual surveys or specific data collected by Watson Wyatt and Towers but, rather, relied on the reports and recommendations from Watson Wyatt and Towers based on this “general industry survey data.”

In response to this Comment from the Staff, the Company recently obtained additional information from Towers Watson & Co. (the successor to Watson Wyatt as a result of a merger transaction) concerning the “general industry survey data.”  The Company has learned that the “general industry survey data” consisted of information provided by 2,206 companies that participated in the 2008/2009 Watson Wyatt Survey Report on Top Management Compensation and 2,579 companies that participated in the 2008 Mercer U.S. Benchmark Database - Executive.

The Company believes that the disclosure in the Proxy accurately reflects the details concerning the “general industry survey data” that the Company and Compensation Committee possessed at the time compensation decisions were made with respect to the named executive officers in the Proxy.  Accordingly, the Company does not believe any supplemental or amended disclosure is necessary.

7.                                      We note your statement that selected peer group data was used as “a secondary approach” and “did not factor into the recommendation from Watson Wyatt but was used only to validate findings from the general industry survey data and to evaluation program structure.”  Please tell us whether the selected peer group constituents were identified to the Compensation Committee.  If they were identified to the Compensation Committee, then they would need to be identified in the executive compensation disclosure.  The same goes for the general industry survey data.

Response:  Management of the Company, together with the Compensation Committee, identified a peer group to be used as one reference point to provide context around competitive market trends for companies in similar industries with similar talent needs.  As previously disclosed in the Proxy, however, this peer group data was not used to determine compensation for the Company’s named executive officers.  The specific names of the companies comprising the peer group were discussed with the Compensation Committee.

The companies comprising the peer group were as follows:

•                  Agrium Inc.

•                  Amcol International Corp.

•                  AMVAC Chemical Corporation

•                  Bill Barrett Corporation

•                  Brush Engineered Materials Inc.

•                  CF Industries Holdings, Inc.

•                  Clayton Williams Energy, Inc.

•                  Compass Minerals International Inc.

•                  Lundin Mining Corporation

•                  The Mosaic Company

•                  Potash Corporation of Saskatchewan Inc.

•                  Rosetta Resources Inc.

•                  The Scotts Miracle-Gro Company

•                  St. Mary Land and Exploration Company (now SM Energy Company)

•                  Terra Industries Inc.

•                  Thompson Creek Metals Company

•                  Venoco Inc.

Pursuant to Item 402(b)(2) of Regulation S-K, the Company did not disclose the names of the companies comprising the peer group because the data from the peer group was used only to validate information obtained from the general industry survey data and to evaluate the Company’s program structure.  The peer group data did not factor into the recommendations from Watson Wyatt.  The Company concluded that the peer group data was not a material factor in determining compensation for the Company’s named executive officers for 2009.  As discussed above in the response to Comment

No. 6, the specific names of the companies comprising the “general industry survey data” were not provided to management and were not disclosed to the Compensation Committee.

In future filings, to the extent that the Company uses peer group data as material information in determining executive compensation, it will identify the component companies and any benchmark used, if applicable.

Engineering Comments

Health and Safety Regulation and Programs, page 11

8.                                      We note your statement regarding the regulation of your company by the Occupational Safety and Health Administration (OSHA) and the Mine Safety and Health Administration (MSHA) and your participation in a MSHA partnership program.  Please disclose, as a separate exhibit, your annual performance in regards to safety and health at each material location through the use of occupational injury and illness frequency rates utilizing the metrics your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by these rates.  It would be helpful to include safety statistics, such as the reportable injury, lost-time, and fatal injury frequency rates in a table for each location over the last three years.

Response:  The Company operates mines and facilities in New Mexico and Utah.  The Company’s operations in New Mexico are subject to the rules and regulations of the Mine Safety and Health Administration (“MSHA”) while the Company’s operations in Utah are subject to the rules and regulations of the Occupational Safety and Health Administration (“OSHA”).

Since the time that Comment No. 8 was drafted by the Staff, Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1503”) became law.  Section 1503 will require the Company to publicly disclose certain information concerning violations and regulatory actions taken by MSHA.  Beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2010, the Company will disclose in each of its Quarterly and Annual Reports filed with the Commission the information required by Section 1503.

Proven and Probable Reserves, page 38

9.                                      We note Agapito performed the most recent review of your 2009 reserve estimates for the Carlsbad and Utah properties.  Please forward to our engineer as supplemental information and not as part of your filing, these updated reserve estimates or audits/reviews that establish the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:  As requested, the Company is providing under separate cover the following 2009 mine reserve reports prepared by Agapito Associates, Inc. (“AAI”) for the Company:

1.     Determination of Estimated Proven and Probable Reserves at Intrepid Potash — New Mexico, LLC; February 2010.

2.     Determination of Estimated Proven and Probable Reserves at Intrepid Potash — Moab, LLC; February 2010.

3.     Determination of Estimated Proven and Probable Reserves at Intrepid Potash — Wendover, LLC; February 2010.

In addition, under separate cover, the Company is providing a copy of the following report from AAI:  “Determination of Estimated Proven and Probable Reserves for the Planned HB Solution Mine for Intrepid Mining, LLC; dated March 14, 2008.”  The HB Solution Mine is owned by a wholly-owned subsidiary of the Company.

The reserve estimates set forth in the Form 10-K as of December 31, 2009, were determined using substantially the same methodology, analyses and processes described in the reports provided to the Staff in 2007-2008 in connection with the Company’s initial public offering and contain no significant changes from the reserve estimates provided to the Staff in 2007-2008.  The reserve reports being provided under separate cover include the information requested by the Staff in this Comment.  As requested, the Staff’s engineer should contact Steve Richardson of Holme Roberts & Owen LLP at (303) 866-0349 to coordinate discussion of any technical questions concerning the Company’s reserves.  Mr. Richardson will coordinate any necessary communications between the Staff’s engineer and the appropriate personnel at the Company.

With respect to the Staff’s request for a “detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule,” the Company advises the Staff that its only project that is undergoing permitting is the HB Solution Mine Project discussed below.  No other projects identified in the 2009 mine reserves require additional permitting in order to exploit the reserves.

The HB Solution Mine Project (HB In-Situ Solution Mine Project) is currently in the National Environmental Policy Act (“NEPA”) review process before the Bureau of Land Management (“BLM”) and the BLM, through a third-party contractor, is preparing an Environmental Impact Statement (“EIS”) that is progressing according to the following schedule, which was prepared by the third-party contractor to manage the NEPA process.

HB EIS
Key Milestone	Estimated Date
Notice of Intent Published in Federal Register	1/12/2010*
EIS Scoping and Scoping Report	4/14/2010*
Draft EIS Issued for Public Review	March - April, 2011
Final EIS Issued	Third quarter 2011
Record of Decision (“ROD”)	Late third quarter - fourth quarter 2011

* Milestone Complete

Currently, the BLM, through its third-party contractor, is in the process of writing the Preliminary Draft EIS for BLM internal review and approval. After that, the Draft EIS will be completed and issued for public review.

The Record of Decision (“ROD”) for the HB Solution Mine Project is, pursuant to the BLM’s schedule, projected to be issued in the late third quarter to fourth quarter 2011 and the Company anticipates beginning construction for the project promptly thereafter.

In addition to the EIS, the HB Solution Mine Project requires two additional permits from the State of New Mexico (New Mexico Environment Department (“NMED”)).  These permits are as follows:

1.              A ground water discharge  permit for injecting brine into idle underground mine works, extracting the resulting potash-enriched brine, constructing and operating solar ponds, and construction of flotation mill, pipelines and other ancillary facilities related to brine handling for the HB Solution Mine Project.  This permit was issued by the NMED on July 12, 2010.

2.              An air quality permit for the flotation mill.  The Company has engaged the NMED in discussions regarding modeling and permit application requirements for the project and anticipates submitting the final air quality permit application to the NMED in the latter part of August 2010.  Based on discussions with the NMED, the Company anticipates the permitting process to be completed in the second quarter of 2011.

The Company is working closely with the BLM to provide the BLM with the information needed to prepare the EIS.

* * * * * * * *

As requested in the Comment Letter, the Company is providing the written statement under separate cover to the Staff.  If the Staff wishes to discuss the Company’s responses provided above or the materials provided under separate cover, please do not hesitate to contact the undersigned at (303) 866-0245 or Jennifer D’Alessandro at (303) 866-0635.

Very truly yours,

/s/ W. Dean Salter

W. Dean Salter

cc:	Kevin Stertzel
Kimberly Calder
Mark Shannon
George K. Schuler
Parker Morrill
Alexandra Ledbetter
David W. Honeyfield
Geoffrey T. Williams, Jr.